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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Press releases
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.	Press release dated August 20, 2004

For immediate Release	Page 1 of 2

TVA AND SUN MEDIA ENTER INTO PURCHASE AGREEMENT
WITH CHUM FOR ACQUISITION OF TORONTO 1

        Montréal, August 20, 2004. TVA Group Inc. (TSX:TVA.b) and Sun Media Corporation, both subsidiaries of Quebecor Media Inc., announced today that they have entered into a definitive purchase agreement with CHUM Limited to acquire the newly launched Toronto 1 station in Toronto which CHUM is currently in the process of acquiring from Craig Media Inc. Closing of the transaction remains subject to certain conditions, including the obtaining of all regulatory approvals and the closing of the transaction between CHUM and Craig Media announced on April 12, 2004.

        The purchase price of the acquisition is $46 million. TVA will pay $34.5 million in cash at closing for a 75% interest in Toronto 1. Sun will pay $3.5 million in cash at closing and deliver to CHUM its 29.9% interest in CP24, a 24-hour local news channel in Toronto, for the remaining 25% of Toronto 1. Management of TVA and Sun Media anticipate that the transaction will close in the second quarter of 2005 shortly after all the required regulatory approvals have been obtained in respect of CHUM's acquisition of all the shares of Craig Media Inc., the current owner of Toronto 1, and the subsequent sale of Toronto 1 to TVA and Sun Media. TVA and Sun Media have agreed to file an application for the transfer of ownership and control of Toronto 1 with the CRTC by September 2, 2004.

        Serge Gouin, the President and Chief Executive Officer of TVA and Quebecor Media, said "This transaction allows us to secure a strategic positioning in Canada's largest market by combining TVA's expertise in the management of a premier television operation with Quebecor's ability to turn-around businesses. The Toronto advertising market is the 5th largest in North America and, as such, it presents a significant growth opportunity for TVA and an important step in leveraging all of our media assets in English-speaking Canada."

        As for Pierre Francoeur, President and Chief Executive Officer of Sun Media, he said "Toronto 1 will be a natural fit with our newspapers and will provide numerous opportunities for promotional synergies which will be mutually beneficial. Our expertise in this area has been clearly demonstrated and will allow us to quickly generate positive results for our organization."

TVA Group

        TVA Group is an integrated communications company involved in television, production and distribution of audiovisual products, and in magazine publishing. TVA Group is North America's largest private producer and distributor of French-language entertainment, information and public affairs programming, and its largest publisher of French-language magazines. TVA Group's Class B shares are listed on the Toronto Stock Exchange under the ticker symbol TVA.b.

Sun Media

        Sun Media Corporation is the second largest newspaper publishing company in Canada, publishing 15 paid daily newspapers and serving 8 of the top 10 urban markets in Canada. Sun Media also publishes 175 weekly newspapers and shopping guides and 18 speciality publications.

Quebecor Media

        Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.a, QBR.b), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web integration and technology (Nurun Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (some ten associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc., Le SuperClub Vidéotron ltée and the Jumbo Video and Microplay stores), music production and distribution (Musicor and Select) and business telecommunications (Videotron Telecom Ltd.).

Information:	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. (514) 380-1974 (514) 236-8742 (cell) lavoie.luc@quebecor.com

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
	By:	/s/ CLAUDINE TREMBLAY
Date: August 24, 2004	Name:	Claudine Tremblay
	Title:	Corporate Secretary

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SIGNATURE